One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com
William T. Whelan | 617 348 1869 | wtwhelan@mintz.com

February 1, 2011

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
Registration No. 333-164574

Ladies and Gentlemen:

On behalf of BG Medicine, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 8 (the “Amendment”) to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, and as amended by Amendment No. 1 filed on February 12, 2010, Amendment No. 2 filed on March 12, 2010, Amendment No. 3 filed on August 31, 2010, Amendment No. 4 on November 8, 2010, Amendment No. 5 on November 22, 2010, Amendment No. 6 on November 30, 2010 and Amendment No. 7 on December 2, 2010 (the “Registration Statement”).

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

Please do not hesitate to call me or Scott A. Samuels of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

cc:	Securities and Exchange Commission
Damon Colbert
Steve Lo
James Lopez
John Reynolds
David Walz

BG Medicine, Inc.
Pieter Muntendam, M.D.
Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Scott Samuels
Linda Rockett
Garrett Winslow

Dewey & LeBoeuf LLP
Donald Murray
Angela Lin

Deloitte & Touche LLP
Joseph Apke